Anf
2-12-2008



02005137

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27798

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 07 2002

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STERLING CAPITAL DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

FEB 07 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE FIRST UNION CENTER 301 S. COLLEGE STREET, SUITE 3200
(No. and Street)

CHARLOTTE, NC 28202-6005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY D. CHANEY 704/372-8670
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Exempt
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 2 2002
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary D. Chaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Capital Distributors, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Mary D. Chaney
Signature

Treasurer
Title

Doris M. Engle
Notary Public

My Commission Expires 8-23-2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING CAPITAL DISTRIBUTORS, INC.
(a wholly owned subsidiary of
Sterling Capital Management LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001
(Unaudited)

Assets	
Cash	$ 5,000
Receivables from Non-customers (12b1 fee)	0
Cash equivalents	52,270
TOTAL ASSETS	$ 57,270

Liabilities and Stockholder's Equity	
Liabilities	$ 1,867
Stockholder's Equity:	
Common Stock	5,000
Retained Earnings	50,403
Total Stockholder's Equity	$ 55,403
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 57,270

See Notes to Financial Statements.

SCD2000nasdaudit.doc

STERLING CAPITAL DISTRIBUTORS, INC.
(a wholly owned subsidiary of
Sterling Capital Management LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001
(Unaudited)

Revenues:		
Marketing Fees	$	0
Interest		1,646
TOTAL REVENUES	$	1,646
Expenses:		
Management Fees (Note 2)	$	0
Direct Expenses		1,646
TOTAL EXPENSES	$	1,646
NET INCOME	$	0

See Notes to Financial Statements.

STERLING CAPITAL DISTRIBUTORS, INC.
(a wholly owned subsidiary of
Sterling Capital Management LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001
(Unaudited)

	Common Stock	Retained Earnings	Additional Paid-In Capital	Total
Stockholder's equity at December 31, 2000	$ 5,000	$ 50,403	$ -0-	$ 55,403
Net Income	-0-	-0-		-0-
Additional Paid-In Capital	-0-	-0-	-0-	-0-
Stockholder's equity at December 31, 2001	$ 5,000	$ 50,403	$ -0-	$ 55,403

See Notes to Financial Statements.

STERLING CAPITAL DISTRIBUTORS, INC.
(a wholly owned subsidiary of Sterling Capital Management LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001
(Unaudited)

Cash flows from operating activities:		
Net Income	$	-0-
Adjustments to reconcile net income to the net cash provided by operating activities		1,646
Net cash provided by operating activities	$	1,646
Cash and cash equivalents at December 31, 2000		55,624
Cash and cash equivalents at December 31, 2001	$	57,270

See Notes to Financial Statements.

STERLING CAPITAL DISTRIBUTORS, INC.
(a wholly owned subsidiary of Sterling Capital Management LLC)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Unaudited)

NOTE 1 – DESCRIPTION OF THE BUSINESS:

Sterling Capital Distributors, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. As of December 31, 2001 the Company was a wholly owned subsidiary of Sterling Capital Management LLC which is an Investment Counseling firm located in Charlotte, NC.

NOTE 2 – RELATED PARTY TRANSACTIONS:

The Company pays Sterling Capital Management LLC a monthly management fee which is based on the Company's revenues.

NOTE 3 – NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's uniform net capital rules. At December 31, 2001, the Company had net capital of $ 54,358 which was $ $49,358 in excess of minimum requirements. The Company is exempt from SEC Rule 15c3-3 based upon a $5,000 capital category as per SEC Rule 15c3-1.

STERLING CAPITAL DISTRIBUTORS, INC.
(a wholly owned subsidiary of
Sterling Capital Management LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001
(Unaudited)

NET CAPITAL	
Total stockholder's equity	$ 55,403
Total Capital	55,403
Deductions	-0-
Haircuts on investment securities	-1,045
NET CAPITAL	$ 54,358
AGGREGATED INDEBTEDNESS	
Aggregated Indebtedness (A.I.)	$ 1,867
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
1. Minimum net capital required (6.6667% of total A.I.)	124
2. Minimum dollar net capital requirement of broker-dealer	5,000
Net Capital requirement (greater of 1 or 2)	5,000
EXCESS NET CAPITAL	$ 49,358

There are no reconciling items between the amounts presented above and the amounts reported in the Company's FOCUS report as of December 31, 2001.

STERLING CAPITAL DISTRIBUTORS, INC.
(a wholly owned subsidiary of
Sterling Capital Management LLC)

SUPPLEMENTAL REPORT PURSUANT TO RULE 17A-5(d)4

AS OF DECEMBER 31, 2001
(Unaudited)

With respect to Internal Controls, there are no deficiencies.



Mary D. Chaney – Treasurer

Date: 02/06/2002